Mail Stop 4561

November 1, 2006

Elizabeth Acton
Chief Financial Officer
Comerica Incorporated
Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226

      RE: **Comerica Incorporated**
                Form 10-K for Fiscal Year Ended December 31, 2005
                File No. 1-10706

Dear Ms. Acton,

     We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Kevin Vaughn
                Branch Chief